Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

November 23, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	TrovaGene, Inc.
Registration Statement on Form 10

Ladies and Gentlemen:

TrovaGene, Inc. (the “Company”) is filing its registration statement on Form 10 via EDGAR concurrently with this transmittal letter.  The Company, formerly known as Xenomics, Inc., previously filed periodic reports with the SEC pursuant to Section 15(d) of the Securities Exchange of 1934 since it became subject to such requirements after the effective date of its first registration statement under the Securities Act of 1933 on May 19, 2003.  The Company, as a result of financial difficulties and the inaction of prior management, has not filed a periodic report containing financial statements of the Company subsequent to the filing of the Form 10-Q for the quarterly period ended October 31, 2006.

In October 2009, I had a conversation with the Staff on the best approach to bringing the Company’s filing current and the Staff concurred with counsel’s opinion that the Company file a Form 10 registration statement.    The Company will be filing an amendment to Form 10 as soon as possible in order to incorporate September 30, 2011 and 2010 interim financial statements prior to effectiveness.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc:  Antonius Schuh